

Richmont Mines Inc.

1 Place-Ville-Marie
Suite 2130, Montreal QC
H3B 2C6, CANADA

Tel.: (514) 397-1410
Fax: (514) 397-8620
www.richmont-mines.com

NEWS RELEASE

RICHMONT MINES COMPLETES PRIVATE PLACEMENT OF COMMON SHARES

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless an exemption from such registration is available.

MONTREAL, June 28, 2005 - Richmont Mines Inc. (TSX: RIC; AMEX: RIC) is pleased to announce that it has completed a private placement offering of 3,246,000 common shares. The private placement was completed on an underwritten basis. Each common share was sold at a price of CAN$4.90 per common share for gross proceeds of CAN$15,905,400. The common shares are subject to a four month hold period under applicable Canadian securities laws. Following completion of the private placement, Richmont Mines has 19,480,053 common shares outstanding.

The net proceeds of the private placement will be used primarily to develop the East Amphi and Island Gold properties, to purchase mine equipment, and for general corporate purposes.

Disclosure regarding forward-looking statements
This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-American exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in Richmont Mines' Annual Information Form, Annual Report and periodic reports.

- 30 -

Fore more information, contact:

Martin Rivard	Telephone:	(514) 397-1410
Executive Vice President	Fax:	(514) 397-8620
Trading symbol: RIC	Listings:	Toronto – Amex